Filed Pursuant To Rule 433

Registration No. 333-209926

September 2, 2016

World Gold Council’s Artigas Discusses Gold’s 2016 Surge & Gold ETFs

Posted to the ETFStore.com August 30, 2016

Nate Geraci: The focus of our show today is on gold, and I’m now pleased to welcome to the program Juan Carlos Artigas, Director of Investment Research at the World Gold Council. The World Gold Council is quite simply the global authority on gold, and they’re also the sponsor of the world’s largest gold ETF, the SPDR Gold Shares, ticker GLD. Juan Carlos is joining us via phone today from New York. Juan Carlos, as always, a pleasure to have you on the program.

Juan Carlos Artigas: Nate, thank you so much for having me again.

Nate Geraci: Juan Carlos, let’s start today with some of the key take-aways from the most recent gold demand trends report, which for our listeners you can access this report for free at gold.org. Gold demand increased 15% in the second quarter compared to last year, and if we just isolate investment demand for gold, the first half of the year was the strongest on record, and of course gold is up some 25% year-to-date. What have been some of the key drivers here? Why are investors looking to gold this year?

Juan Carlos Artigas: This is the question that everybody is looking to and I would highlight five factors that we have basically found to be some of the main drivers. The first one, uncertainty obviously in the global economy, not necessarily what happened in the US, but really around the world, so uncertainty in emerging markets in the first part of the year and then later on in the second quarter in developed markets especially in Europe. The second was slow down in the depreciation of the dollar, so the dollar remains strong on a historical perspective, but it started to soften somewhat during the year, and that created some headwinds for gold. The third one is the expansion, implementation and expansion of very aggressive monetary policies by European and Japanese central banks, and the affect that that has had also on the fed and we can discuss that in a minute. The fourth cause is also pent-up demand. This is not discussed as often, but it’s equally as important, because there were a lot of investors that were waiting, you know, that see gold as a terrorist hedge, but we’re waiting for a catalyst to get back into the market. In the past couple of years after the pull back in price, and this pent-up demand really came with force at the beginning of the year because of all the economic conditions that were brewing. The fifth point, is of course, price momentum. Prices go up, more investors get interested and they also increase flows into the market, but again, especially because of number four, the pent-up demand, a good portion of these flows have been more from a long-term strategic perspective than purely tactical as pure momentum partitioning may influence the price as well.

Nate Geraci: On that note in our first segment we mentioned some high profile investors who have grown bearish on stocks and bonds and they like gold as a hedge. Why can gold serve as a good hedge in a portfolio?

Juan Carlos Artigas: In general, when you look at the strategic perspective when investors are building portfolios, gold has very little correlation to most assets. Some diversification is important, because again that allows your portfolio to reduce risk, to reduce volatility, to manage better the ups and down in the market. It also provides support in periods of systemic risk, so it’s a fail risk hedge, so in periods of high uncertainty, gold tends to perform well and that again brings losses down, intends to bring losses down during those periods. Also, because of capital preservation over the long run, gold prices tend to help investors preserve wealth and preserve capital. In particular, in this time, in this environment, this environment has been so strong and that’s why investment management has been so strong, in part because there’s a lot of asset price inflation in other asset classes. In particular, for example, bonds. Bond yields are really, really low in Europe actually, in Japan they are negative. Globally, developed markets suffer in debt. There are about 11 trillion dollars or so that is trailing with negative yields. That’s really impressive. The reality is only a small portion of all global, developed markets sovereign debt is trading with yields that are more than one percent, just a small portion really. About 4 trillion dollars or so that are actually available to investors are not part of central bank’s balance sheet. That really reduces the number of assets that investors can invest, and again create a difficult environment to be adding too many bonds into a portfolio. Now on top of that, or because of that, also investors need to be looking for return and yielding other asset classes. They are buying more, lower quality debt or buying more stock, so stock prices continue to go up in spite of the fact that the global economy’s not necessarily at its strongest. There are still weaknesses, yet there’s a lot of risk. Because of that, there has been a shift into the portfolio whereby you end up having far more risk in a portfolio and there needs to be something to balance that risk out. For many investors, gold can be, or is, that asset that they use to balance that risk in the portfolio.

Nate Geraci: As it relates to investment demand for gold, I know that gold demand trends report noted the ETF space has seen the most dramatic change in gold demand with inflows of nearly 580 metric tons in the first six months of the year, and the SPDR gold shares ETF, again ticker GLD, is the perfect example. It led all ETFs in inflows year-to-date through July. Can you talk a little bit about the role ETFs have played in the gold market?

Juan Carlos Artigas: We believe that gold backed ETFs in general have been one of the contributors to the part of the structural shift that the gold market has experienced over the past decade, since 2000, alongside growth in emerging markets, India, China, economic growth that has put more people into more money into people’s pockets. Also central bank buying that has shifted from being net sellers to net buyers, and ETFs. ETFs have created very democratic and for many investors cost effective way to access the gold market and to get exposure to the gold price. Because of that, you have seen investors adding gold in a way that perhaps they haven’t before. Now, it is important to put into perspective that the gold backed ETFs are one portion of the market, and since inception, they have accounted for about 10% or so of annual demand on average. There’s still a lot of activity in the gold coin market, so it’s not the sole driver for investment demand, but it has certainly had to create an increase in perhaps in the number of investors that are looking at the asset class. So it’s a portion of the market alongside investment demands alongside jewelry alongside technology and alongside central banks that makes the gold market so interesting and so unique as an asset for investors.

Nate Geraci: When we look at flows into physical gold ETFs, what impact does this have on the price of gold? Because there is some debate about whether the price of gold drives the inflows, or the inflows drive the price of gold. How should investors think about this?

Juan Carlos Artigas: It is going to be a feedback look. After our flows into the asset class, prices tend to increase. There is more demand, holding everything else constant, prices increase, but also prices increase, other investors get interest into that class and include that. Now again it’s important to understand that when you look at gold, investment is not the sole driver of gold prices, especially in the long run. It is an important component, especially in the short term for price discovery, a lot of price discovery happens through gold investment. A good portion of course is in the form of physical gold, whether it is by bars and coins, or physically backed gold ETFs. There are also the derivatives markets, and there’s investors that invest in that way. The confluence of jewelry demand, central bank demand, technology demand, and investment demand as they balance from the supplies perspective, you know, what my production is, that’s what determines prices. So investment demand and investment flows are one of the components that make or that support the price of gold and as I said, prices also encourage more investors to look into the asset class but they are one component of the whole story.

Nate Geraci: One more question on gold ETFs and I know I ask you this every single year when you join us on the program, but I feel compelled to ask you again. Can you explain generally how physically backed gold ETFs work? How can the average investor have confidence that the ETFs actually own the gold they say they do?

Juan Carlos Artigas: There are a lot of gold backed ETFs and gold backed ETPs, exchange traded products that are traded in exchanges and are physically backed. I cannot tell you the details of every single one of them, but one of the things as you mentioned at the beginning, World Gold Trust Services, which is a wholly owned subsidiary of the World Gold Council, a sponsor of GLD. In particular for GLD, every single share of GLD is backed by physical gold, and that is audited twice a year by a company called Inspectorate that they are very well known in the bouillon space in London where GLD gold is vaulted, the trust’s gold is vaulted. Inspectorate makes an audit twice a year to make sure that the gold is there. One is a full count of the gold bars which basically means they make sure that every single bar they listed is there and it meets the same specifications as they are reported. Then another time a year it’s a statistically significant sample of that because a full count takes a really long time as you can imagine, and what happens is that most of the transactions for investors happen on the secondary market on exchanges through shares. Whenever there is a need for more shares to be created or more redemptions, that is when authorized participants exchange physical gold with the trust and eventually the gold in the trust is in an allocated account which means it’s not part of the balance sheet of the custodian, in this case, HSBC, and therefore it is just the asset for the trust. That, for many investors, is a very cost-effective way to access the market.

Nate Geraci: Again, we’re vising with Juan Carlos Artigas, Director of Investment Research at the World Gold Council. Juan Carlos, going back to the gold demand trends report, interestingly, gold demand fell in China and India, especially as it relates to jewelry demand. Why was that and can you tell us more about how consumers in these markets view gold?

Juan Carlos Artigas: When we look at one of the properties that I mentioned at the beginning of why investors use gold as diversification, which basically means that gold has very little correlation to other assets, now this is not this quality or this characteristic, it happens for several reasons. One of them the fact that gold has a dual nature, is both consumption good, a luxury item whether it is for jewelry or technology, but also as an investment, right? A way for investors to hedge a portfolio to preserve wealth and so on. Generally speaking, jewelry follows the business cycle. When there’s more money into people’s pockets, when there’s more economic growth, people might buy more jewelry. They might buy more electronics, and that benefits gold demand over the long run. They also save more money, so long term savings, you know, as they relate to gold are also going to be benefited by a positive economic cycle. Now, when you have a very uncertain time or when there’s a slowdown in the economy or when there are concerns, typically investment flows increase, right? It’s counter-cyclical, it goes against the business cycle. That’s when you see typically a surge in gold demand. What this means is that often times, not always, but often times when there is a very, very strong investment demand you may see some weakness in jewelry and vice versa because in part when prices are really high, jewelry consumers may wait a little bit to see until prices either stabilize or they start to see where the market is trending and they buy again. In particular for India, for example, the combination of a higher gold price and the fact that it rose fairly quickly during the first half of the year, it took consumers a little bit of time to make sure that they see the trend before they get back into the market. But, whether it is India or China, the amount of growth that the gold market has in those markets is quite remarkable. Over the long run, the potential from higher incomes, from cultural affinity, from the fact that they see it as a way to transfer wealth from generations and to protect wealth whether it is for inflation or currency depreciation, it is very well-known to them, very well documented.

Nate Geraci: All right, we have a few minutes left here. Looking forward, my sense is that many investors seem to think the future price of gold will be determined by interest rate expectations. Since gold doesn’t pay any interest or dividends, the thinking goes that as rates rises, so does the opportunity cost of owning gold, and therefore the price of gold may suffer. I’m just curious, what’s your take on the relationship between interest rates and gold?

Juan Carlos Artigas: Interest rates are one of the components that drive or that influence gold prices, but it’s important to understand the context. The first thing that I would say is gold is a global asset, so when people say, “Well, interest rates are going up.” We cannot focus only on what happens in the US, but really what is happening world-wide because investors and consumers around the world are facing very specific conditions for interest rates and inflation and the strength of their currencies and many of the economic growth and many of the other drivers that influence gold. There is no single measurement of interest rates that would say well it’s the US interest rate or the Fed’s fund rate or something. It’s really a global benchmark, right? The reality is that rates are very, very low, and yes when interest rates are low, what happens is that they reduce the opportunity for investing in gold, but as we said before when we were talking about negative interest rates, they reduce the number of assets that investors can invest. What our studies have shown is that when interest rates rise, if they are within kind of like a normal band, so let’s say 0 to 4% in real terms, gold prices or gold returns, on average historically have still been positive. It is not until rates go really high that you may start to see more consistently push or a pressure of prices. The reality is that we’re still very far away. On top of that, we also need to look at other drivers of gold like the strength of the dollar and currencies, the cycle of economic growth, inflation, so it’s not just the one driver. Interest rates are primarily going to influence investment demand, but jewelry demand may be more influenced by for example economic growth, price, and quality and other factors.

Nate Geraci: All right, lastly before we let you go, we know gold is a somewhat polarizing topic for investors. Some investors love gold, some investors hate it. Just high level, how do you believe gold should be viewed in the context of a long-term diversified portfolio?

Juan Carlos Artigas: Yeah, you’re right, I think that sometimes with gold it is very diatonic, the view. What we believe is that a strategic allocation in a portfolio, on average, our studies have shown that holding between 2 and 10% over the long run tends to be beneficial for investors by increasing risk adjusted returns, in other words, more returns for the amount of risk that investors are taking. It is on the back of diversification, risk protection, so reducing extreme risks and also capital preservation. Having that strategic allocation alongside other assets in their well-diversified portfolio can be beneficial over the long run.

Nate Geraci: Well, Juan Carlos, with that we’ll have to leave it there. As always, just tremendous insight into the gold market. We certainly appreciate you joining us on the program today. Thank you.

Juan Carlos Artigas: Nate, thank you so much for having me.

Nate Geraci: That was Juan Carlos Artigas, director of investment research at the World Gold Council.

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